                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-30234

                                       (Check One)
   |_|        Form 10-K      |_|       Form 20-F      |_|      Form 11-K

   |X|        Form 10-Q      |_|       Form 10-D      |_|      Form N-SAR

   |_|        Form N-CSR

         For Period Ended: September 30, 2008

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

Nothing  in this  Form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: N/A

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PART I - REGISTRANT INFORMATION

EnerJex Resources, Inc.
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Full Name of Registrant

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Former Name if Applicable

27 Corporate Woods, Suite 350, 10975 Grandview Drive
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Address of Principal Executive Office (Street & Number)

Overland Park, Kansas 66210
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report,  semi-annual report,  transition report on Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or
          portion thereof, will be filed on or before the fifteenth calendar day
|X|       following the prescribed due date; or the subject  quarterly report or transition  report  or  transition  report  on Form  10-Q  or  subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth  calendar day following the  prescribed  due date;
          and

          (c) The  accountant's  statement  or other  exhibit  required  by Rule
          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     The  Registrant  was  delayed  in  confirming  all  financial   information
necessary to complete the 10-Q for the period ended  September 30, 2008 prior to the prescribed due date of November 14, 2008. The Registrant  currently  expects to file its Form 10-Q for the period ended  September  30, 2008 on or before the fifth calendar day following the prescribed due date for the filing.

PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

         C. Stephen Cochennet           (913)                 754-7754
         -------------------------      ---------------       ------------------
         (Name)                         (Area Code)           (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities  Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? |X|Yes |_|No

     If answer is no, identify report(s).

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(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
     |X|Yes |_|No

     The Registrant  expects to report  approximately  $1.78 million of revenues
     for  the  period  ended   September   30,  2008  compared  to  revenues  of
     approximately  $0.42  million for the

     same period in 2007.  The  Registrant  expects to report a net loss for the period ended  September 30, 2008,  the total amount of which is still being determined,  as compared to net income in the comparable  period of 2007 of approximately  $1.22 million,  or $0.27 per diluted share. During the three months ended  September 30, 2007,  the Registrant was in the early stage of developing  oil and natural gas  properties  and had minimal  production or revenues from those  properties.  The  Registrant's  activities  during the three months ended  September  30, 2007  included  technical  evaluation of properties and design of plans for developing these properties,  as well as seeking  financing  opportunities.  As such,  the  Registrant's  results of operations for the three months ended September 30, 2007 are not comparable to those for the three months ended September 30, 2008.

                             EnerJex Resources, Inc.
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                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: November 14, 2008                    By:  /s/ C. Stephen Cochennet
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                                                C. Stephen Cochennet, President

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                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (See 18 U.S.C.1001).

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